               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549
                            Form 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

     For the month of:             Commission File Number:
     February, 2003                             1-9059

                    BARRICK GOLD CORPORATION
                      (Name of Registrant)

                            BCE Place
                      TD Canada Trust Tower
                         161 Bay Street
                          P.O. Box 212
                        Toronto, Ontario
                         Canada  M5J 2S1
            (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

             Form 20-F                Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:

                      Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE

The Registrant's Material Change Report (Exhibit 1 of Form 6-K
(Commission File 1-9059) furnished to the Commission February 18,
2003) is incorporated by reference into the Registrant's
registration statements on Form F-9/F-3 (Nos. 333-6756 and
333-6756-1) and Form F-3 (No. 333-14148).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of
1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               BARRICK GOLD CORPORATION
               Date: February 18, 2003
               By:   /s/  SYBIL E. VEENMAN
               Name: Sybil E. Veenman
               Title: Associate General Counsel and Secretary

EXHIBIT INDEX

Exhibit                  Description of Exhibit
-------                  ------------------------
1                        Material Change Report